As filed with the Securities and Exchange Commission on June 14, 2002

                                                               File No. 70-09961
                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                                 Amendment No. 4
                                       to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------
E.ON AG                                    Powergen plc
E.ON-Platz 1                               Powergen US Holdings Limited
40479 Dusseldorf                           Powergen US Investments
Germany                                    Powergen Luxembourg sarl
                                           Powergen Luxembourg Holdings sarl
                                           Powergen Luxembourg Investments sarl
                                           Powergen US Investments Corp.
                                           City Point
                                           1 Ropemaker Street
                                           London EC2Y 9HT
                                           United Kingdom

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                                     E.ON AG
                    (Name of top registered holding company)
                    ----------------------------------------

Ulrich Hueppe                              David Jackson
General Counsel, Executive Vice President  Company Secretary and General Counsel
Dr. Guntram Wuerzberg                      Powergen plc
Vice President General Legal Affairs       City Point
E.ON AG                                    1 Ropemaker Street
E.ON-Platz 1                               London EC2Y 9HT
40479 Dusseldorf                           United Kingdom
Germany                                    Telephone:  011-44-207-826-2742
Telephone: 011-49-211-4579-388             Facsimile:  011-44-207-826-2889
Facsimile:  011-49-211-4579-610

                   (Names and addresses of agents for service)

                       The Commission is also requested to
                       send copies of any communication in
                         connection with this matter to:

Tia S. Barancik                            Peter D. Clarke
LeBoeuf, Lamb, Greene & MacRae, L.L.P.     Debra J. Schnebel
125 West 55th Street                       Jones, Day, Reavis & Pogue
New York, NY 10019-5389                    77 West Wacker Drive, Ste. 3500
Telephone: (212) 424-8455                  Chicago, IL 60601-1692
Facsimile: (212) 424-8500                  Telephone: (312) 782-3939
                                           Facsimile: (312) 782-8585
Markian M. W. Melnyk
LeBoeuf, Lamb, Greene & MacRae, L.L.P.     Joseph B. Frumkin
1875 Connecticut Ave., N.W.                Sullivan & Cromwell
Washington, D.C. 20009-5728                125 Broad Street
Telephone: (202) 986-8212                  New York, NY 10004
Facsimile: (202) 986-8102                  Telephone: (212)-558-4000
                                           Facsimile: (212) 558-3588


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

                                    FORM U-1
                            APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          This pre-effective Amendment No. 4 revises the Form U-1 Application - Declaration (the "Application") in this proceeding originally filed in File No. 70-9961 on September 4, 2001, and subsequently amended by Amendment No. 1, filed on October 23, 2001, Amendment No. 2, filed on December 21, 2001, and Amendment No. 3, filed on June 11, 2002.

          Applicants amend the Application by adding the following paragraphs to the end of Item 3.M.

          "Applicants shall file a report with the Commission within two business days in Germany after the occurrence of any of the following:


     (1) A 10% or greater decline in common stock equity for U.S. GAAP purposes since the end of the last semi-annual reporting period for E.ON, Powergen, LG&E Energy or either of the Utility Subsidiaries or the capitalization of any of those companies falls below 30% common stock equity;

     (2) E.ON or either of the Utility Subsidiaries defaults on any debt obligation in principal amount equal to or in excess of $10 million and such default permits the holder of such debt obligation to demand payment;

     (3) Any event described in Rule 53(b) under the Act;

     (4) A nationally recognized statistical rating organization has downgraded the senior debt ratings of E.ON or either of the Utility Subsidiaries by one full rating level (e.g., from A to BBB); or

     (5) Any event that would have a material adverse effect on the ability of E.ON or any of its subsidiaries to comply with any condition or requirement in this Order on an ongoing basis.

          The report shall describe all material circumstances giving rise to the event."


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


                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

--------------------------------------------------------------------------------
Date:  June 14, 2002                E.ON AG

                                    By: /s/ Dr. Rolf Pohlig
                                        -------------------------

                                    Name: Dr. Rolf Pohlig
                                    Title: Executive Vice President


                                    By: /s/ Dr. Guntram Wuerzberg
                                        -------------------------

                                    Name:  Dr. Guntram Wuerzberg
                                    Title: Vice President General Legal Affairs

--------------------------------------------------------------------------------
Date: June 14, 2002                 Powergen plc
                                    Powergen US Holdings Limited
                                    Powergen US Investments
                                    Powergen Luxembourg sarl
                                    Powergen Luxembourg Holdings sarl
                                    Powergen Luxembourg Investments sarl
                                    Powergen US Investments Corp.

                                    By: /s/ David Jackson
                                        -------------------------

                                    Name:  David Jackson
                                    Title: Company Secretary and General Counsel

--------------------------------------------------------------------------------

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